December 27, 2012

VIA EDGAR CORRESPONDENCE

Mr. Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20547

Dear Mr. Minore:

Thank you for your recent comments on Post-effective Amendment No. 40 to the Registration Statement of Longleaf Partners Funds Trust (“Longleaf”). Before responding to your comments, I hereby acknowledge that Longleaf is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to the filing. In addition, I understand that Longleaf may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to the Global Fund, and pursuant to Item 2, instruction 6, I added the required language that “other expenses” are based on estimated amounts, and reduced the example of fund expenses to the 1 and 3 year periods only. There are no acquired fund fees or expenses included in these amounts, because the fund is a new series and such charges are not applicable to this situation. I removed language regarding other types of securities and derivatives because these are not among the principal investment strategies. I read the answer to question 10 in the Rule 35d-1 FAQ’s and accordingly inserted the word “throughout” where you indicated.

I have read Barry Miller’s July 30, 2010 letter to the ICI (the “Miller Letter”) and have considered its application to the Global Fund. Because I removed references to derivatives, the need for more narrowly tailored language has been eliminated, in compliance with footnote 14 on page 4. I modified the use of the word “international” and changed it to “non-US” for consistency. I have added the additional language required by Items 4 and 7 of Form N-1A. Regarding Item 8, while the Fund does not pay for sale of fund shares, I disclosed that the Fund and/or its adviser may pay sub transfer agent types of costs.

It was helpful to discuss the filing with you, and I welcome any additional thoughts or recommendations you might have. I also certify that the filing meets the requirements for effectiveness pursuant to Rule 485(b) under the Securities Act of 1933.

Sincerely,

/s/ Andrew R. McCarroll

Andrew R. McCarroll

General Counsel

Southeastern Asset Management, Inc.

Advisor to Longleaf Partners Funds